SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2003

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

1.     Invitation for the annual general meeting of On Track Innovations Ltd., scheduled for July 4, 2003.

ON TRACK INNOVATIONS LTD. INVITATION FOR AN ANNUAL GENERAL MEETING SCHEDULED FOR JULY 4, 2003

You are hereby invited to an Annual General Meeting (the “Meeting”) of the Company’s shareholders to be held on July 4, 2003, 9:00AM (Israel local time) at the offices of the Company in Rosh-Pina, Israel.

The matters on the agenda of the Meeting and the summary of the proposed resolutions are as follows:

1.     To receive and consider the Financial Statements of the Company for the fiscal year ended December 31, 2002.

2.     To appoint Leboshitz Kasirer CPA as the Company’s independent auditors for the fiscal year ended December 31, 2003 and authorize the Company’s Board of Directors to determine the auditors’ remuneration.

3.     To amend Article 9 of the Company’s Articles of Association as follows (the proposed amendments are marked):

        “Subject to the Statutes, the Board shall not consist at any time of more than nine (9) members, of which a majority shall be non-executive directors. The Directors shall be appointed, removed or replaced by a majority vote of the Shareholders of the Company present (in person or by proxy) in the General Meeting of the Company. Each group of Shareholders holding in aggregate 20% (twenty percent) or more of the Company’s outstanding share capital shall be entitled to admit a written list of candidates for the appointment, removal or replacement of the Company’s Directors (the “Lists”), during a General Meeting. The voting on such an appointment, removal or replacement of the Company’s Directors shall by made on the Lists (at each List’s entirety), unless Shareholders holding at least 20% (twenty percent) of the Company’s outstanding share capital then present in the meeting, demand that the voting shall be per Director’s name and not per List. Subject to the Statutes and Article 74, each Director shall hold office until the first General Meeting of the Company to be held following termination of the twenty four (24) month period commencing on such Director’s appointment, provided however that until December 31, 2004, the Founders may not be replaced or removed unless by an affirmative vote of 75% (seveny five percent) of the Company’s shareholders entitled to vote and voting in person or by proxy, at a General Meeting of which notice was duly given. Subject to the Statutes, a Director may be elected for consecutive terms. In this Article, the term Founders shall mean Oded Bashan and Ronnie Gilboa.

4.     To appoint Mr. Eliezer Manor and Prof. Liora Katzenstein as independent Directors of the Company. CV of the above Directors are attached.

5.     To authorize the Company’s Chairman, Mr. Oded Bashan, to act as the Company’s CEO for an additional three-year period ending May 25, 2006 in accordance with the provisions of Section 121(c) of the Israeli Companies Act.

6.     To approve and ratify the principles of remuneration plan to the Company’s non-executive Directors by way of grant of options to purchase the Company’s ordinary shares under the terms of the Company’s Option Plan (“the Options”): (a) Each non-executive Director shall be entitled to 13,500 Options that shall vest over a three years period (1/3 each year). (b) The exercise price for the Options shall be the closing price of the Company’s shares on the date of grant. (c) The Options shall expire after 5 years from the date of grant (“Remuneration Plan to Non-Executive Directors”).

7.     To approve and ratify the grant of options under the Remuneration Plan to Non Executive Directors as follows: to approve and ratify the grant of options to purchase 13,500 Ordinary Shares of NIS 0.1 par value of the Company to Mr. Ra’anan Elran, the grant of options to purchase 13,500 Ordinary Shares of NIS 0.1 par value of the Company to Mrs. Shulamith Shiffer, the grant of options to purchase 13,500 Ordinary Shares of NIS 0.1 par value of the Company to Mr. Felix Goedhart, the grant of options to purchase 13,500 Ordinary Shares of NIS 0.1 par value of the Company to Mr. Eliezer Manor, the grant of options to purchase 13,500 Ordinary Shares of NIS 0.1 par value of the Company to Prof. Liora Katzenstein pursuant to the Board resolution dated May 25, 2003.

8.     To approve and ratify the grant of options to purchase 15,000 Ordinary Shares of NIS 0.1 par value of the Company to Mr. Ronnie Gilboa, the grant of options to purchase 15,000 Ordinary Shares of NIS 0.1 par value of the Company to Mr. Moshe Aduk, the grant of options to purchase 15,000 Ordinary Shares of NIS 0.1 par value of the Company to Mr. Hemmy Itai pursuant to the Board resolution dated March 28, 2003.

Only shareholders of record at the close of the trading day of June 3, 2003 (the “Record Date”) are entitled to attend and vote at the Meeting. At the date of this notice, 1,829,919 shares of NIS 0. 1 par value each of the Company (the “Shares”) are outstanding and eligible for voting at the Meeting. A shareholder whose shares are registered in its favor with a member of a Stock Exchange and such Shares are included in the Shares which are registered in the Register of Shareholders of the Company under the name of such member of a Stock Exchange, shall be required to prove its ownership of the Shares as of the Record Date, by providing the Company at least 48 hours before the time appointed for holding the Meeting, with an ownership certificate in the form attached herewith, issued by such a member of a Stock Exchange.

Under the Articles of Association of the Company (the “Articles”), no business shall be transacted at any Meeting unless a quorum is present when the Meeting proceeds to business. The quorum at a Meeting is at least 2 members present in person or by proxy, holding at least 33 1/3% of the issued and outstanding Shares of the Company. If within half an hour from the time appointed for holding the Meeting a quorum is not present, the Meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned Meeting a quorum is not present within half an hour from the time appointed for holding the Meeting, the members then present at such adjourned Meeting shall constitute a quorum.

The majority necessary for the adoption of resolution 8 is more than 50% (fifty percent) of the Shares present (whether in person or by proxy) and entitled to vote at the Meeting, voting in favor of each such resolution, on condition that one of the following applies: (a) the majority of votes at the Meeting includes at least one third of all the votes of the shareholders who are not controlling members in the Company or their representatives and who are present at the vote (abstentions shall not be included in the total of the votes of the aforesaid shareholders); or (b) the total of opposing votes from among the shareholders said in paragraph (a) does not exceed 1% of all the voting rights in the Company.

A shareholder wishing to vote by proxy, must deposit the instrument appointing a proxy, together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy, or a copy certified by a lawyer of such power of attorney, at the offices of Continental Stock Transfer & Trust Company at the address set herein below, at least 48 hours before the time appointed for holding the Meeting. Attached for your convenience is a form of a proxy.

Copies of the suggested resolutions, are available for inspection at the Company’s offices in Rosh-Pina, Israel (tel. 972-4-6868000) between the hours 9:00-12:00 am as well as the offices of the Paying and Depository Agent Dresdner Bank Dresdner Bank AG Corporates & Markets CMEG Corporate Finance Services THA 44, Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, Germany and the offices of the Company’s transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Pl — 8th Floor, New York, NY 10004, USA, att: Gail Schweda.

By order of the board of directors.

On Track Innovations Ltd.

Ownership Certificate

Company’s name: On Track Innovations Ltd.
Company’sReg. No.: 52-004286-2

Name of Stock Exchange member: ____________

Details of shareholder:
(if there are several joint owners of the shares, their details should be included)
(1) Name of shareholder ______________
(2) I.D. No. __________________

If shareholder does not hold an Israeli I.D.-
Passport No. ______________ Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation -
Registration No. ___________ Country of incorporation _____________

(3) Record Date for which this certificate is granted __________

Details of the Shares:

(1)	Name of the security - Ordinary Share; Par value - N.I.S 0.1 ; ISIN code — IL 009248951

(2)	No. of Shares —_________

(3)	Type of Shares: Ordinary

Signature of Stock Exchange member ____________       Date: ______________

On Track Innovations Ltd.

Proxy

Date: __________

I, the undersigned, _________________, a shareholder of On Track Innovations Ltd., (the “Company”) and entitled to _______ votes at the General Meeting of the shareholders of the Company (the “Meeting”), hereby appoint Oded Bashan, and failing him Ronnie Gilboa to vote for me and on my behalf at the Meeting to be held on the 4 day of July 2003 and at every adjournment thereof.

As Witness my hand this _____ day of _______ 2003.

Signature

I, ____________, Adv., do hereby confirm that this Proxy has been duly signed by ____________________.

, Adv.	Date

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: October 22, 2003